Alico, Inc.

P.O. Box 338

LaBelle, FL 33975

May 5, 2010

Mr. John Reynolds
Ms. Susann Reilly
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 20549-3561
Washington, D.C. 20549

 Re: Alico, Inc.

Supplemental Correspondence dated April 29, 2010 from
                                John Reynolds regarding Form 10-K for Fiscal Year Ended September 30, 2009 and filed December 14, 2009
                                File No. 0-00261

Dear Mr. Reynolds and Ms. Reilly:

This will confirm that on May 4, 2010 David C. Shobe of Fowler White Boggs P.A., our securities counsel, spoke with Susann Reilly and requested a telephone conference call with John Reynolds as soon as he is available. Since Ms. Reilly indicated that Mr. Reynolds will not be in the office until the week of Monday, May 10, she agreed to extend Alico's response date to the above-referenced correspondence from May 7, 2010 to May 14, 2010 in the interim.

We would like to discuss with Mr. Reynolds, in a conference call between Ms. Reynolds, Mr. Shobe, our Compensation Committee Chairman Mr. Viguet, and our Chief Executive Officer, Mr. JD Alexander, his views with regard to the supplemental disclosure language for next year's filing. We appreciate your accommodation of our request and look forward to contacting Mr. Reynolds next week to arrange a mutually acceptable time for this call.

Very truly yours,

 /s/ Patrick W. Murphy

Patrick W. Murphy

Chief Financial Officer